May 27, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

         INTERIM REPORT AND BUSINESS PLAN AMENDMENT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     NISOURCE INSURANCE CORPORATION LIMITED
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                                FILE NO. 70-8905
                                FILE NO. 70-9371

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to NiSource Insurance Corporation Limited ("NICL") for the July 1, 2003 through December 31, 2003 period.

1. Provide a general description of loss exposure/experience for automobile, "all-risk" property, and general liability insurance coverage.

Columbia Insurance Corporation, Ltd. was licensed in 1996 to reinsure certain of the "all risks" property, general and automobile liability risks of Columbia Energy Group ("CEG"), its subsidiaries and associates. NiSource, Inc. acquired CEG on November 1, 2000 and NiSource individual subsidiaries were added to the CEG insurance programs. In 2002, NiSource changed the name from Columbia Insurance Corporation, Ltd. ("CICL") to NiSource Insurance Corporation Limited ("NICL"). In 2002, NICL was given permission to underwrite risks on a direct insurance basis rather than on a pure reinsurance basis.

Therefore, NICL now underwrites programs on a direct as well as reinsurance basis depending upon risk and nature of the transaction. At July 1, 2003 the General and Automobile Liability; and All Risks Property reinsurance agreement were renewed at existing terms and conditions. At July 1, 2003 the reimbursement policy for workers compensation was also renewed to NICL on a reinsurance basis. At November 1, 2003, "T&D" (property coverage for transmission and distribution lines) was reinsured to NICL and fully reinsured by a third party. The addition of the T&D coverage poses no loss or credit risk to NICL. Details of the coverage and limits reinsured, by line of business and underwriting year, are provided as Exhibit 1.

As further discussed under point 2 below, NICL's loss experience under each of the reinsurance agreements continues to fall within the "expected" range, based on the actuarial analysis of its losses. There have been $20,926,343 in paid claims since inception - $6,310,384 for the period under review.

2. Provide an analysis by subsidiary or associate company of auto liability, general liability, property and expenses incurred during the twelve-month period as compared to premiums paid.

For the period under review CICL's incurred loss to earned premium ratios for the policies for the period July 1, 2003 to December 31, 2003 were as follows:



--------------------------------------------------------------------------------
                              EARNED PREMIUM       INCURRED LOSS
COVERAGE LINE                    (7/1-12/31)        (INCL. IBNR)     LOSS RATIO
--------------------------------------------------------------------------------
All Risk Property                $1,975,209            $395,430          20.02%
T&D                                $166,667                  $0           0.00%
General/ Auto Liability          $1,400,000          $1,841,792         131.56%
Workers Compensation             $1,572,292          $1,650,639         104.98%
--------------------------------------------------------------------------------
TOTALS                           $5,114,168          $3,887,861          76.02%
--------------------------------------------------------------------------------


The above ratios reflect a conservative reserving position, as is appropriate for a company the size of NiSource Insurance Corporation, Ltd..

3. Provide an analysis by subsidiary or associate companies of claims paid by NICL on behalf of such subsidiary or associate company and include the lead-in reserve available to NICL and end-of-period reserve balance.

Reported beginning-of-period loss reserves and end-of-period loss reserves on NICL's property and liability programs as at July 1, 2003 and December 31, 2003, were $21,577,882 and $20,229,734 respectively. Detail of incurred and paid losses, by line of business and underwriting year, is provided in Exhibit 2.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of NICL and loss experience of each subsidiary as a result of operations of NICL.

NICL employs a premium allocation model based on exposure and experience of each subsidiary. Exhibit 3 highlights the model which uses an 80%/20% weighting for experience/exposure to derive premium. Premiums have remained virtually the same except for the property premium which decreased. The corporate reimbursement workers compensation policy results in an increase to reflect the new line of business being added to NICL.

5. Provide a copy of NICL's income statement and balance sheet, including any notes thereto.

NICL's income statement and balance sheet including any notes are attached.

We look forward to your response and further discussion regarding our business plan amendment.

Very truly yours,

NISOURCE INSURANCE CORPORATION, LTD.



By:  /s/ J.W. Grossman
     -------------------------------------
     J. W. Grossman, President

NISOURCE INSURANCE CORPORATION, LTD.                                   EXHIBIT 1
INTERIM REPORT RULE 24      File No. 70-8905
DESCRIPTION OF CURRENT BUSINESS WRITTEN FOR THE PERIOD 7/01/03 - 12/31/03


All Risk Property

PERIOD                        PER OCC/ AGGREGATE                                     DEDUCTIBLE                 FRONTING COMPANY
------------------------------------------------------------------------------------------------------------------------------------
6/30/96-97                    $500,000-$650,000/$3MM                              $100,000-250,000                 Arkwright

6/30/97-98                    $500,000-$650,000/$3MM                              $100,000-250,000                 Arkwright

6/30/98-99                    $500,000-$650,000/$3MM                              $100,000-250,000           Hartford Steam Boiler

6/30/99-7/1/00                $500,000-$650,000/$3MM                              $100,000-250,000           Hartford Steam Boiler

7/1/00-01                     $500,000-$650,000/$3MM                              $100,000-250,000           Hartford Steam Boiler

7/1/01-02                     $500,000-$650,000/$3MM                              $100,000-250,000                   AEGIS

7/1/02-03                     Onshore Gas: $750,000/$2.25M                            $250,000                       AEGIS
                              All Onshore Assets: $3MM/$6MM                       $1MM,$1.5MM,$2MM                   AEGIS

7/1/03-04                     $3MM/$6MM                                             $1MM - $2MM                      AEGIS


General/Auto Liability

PERIOD                        LAYER/PER OCC/AGG LIMIT                                ATTACHMENT                 FRONTING COMPANY
------------------------------------------------------------------------------------------------------------------------------------

7/1/96-97                     Primary  US$800,000/3,000,000                           $200,000                        AEGIS

                              Excess  US$1,000,000/1,000,000                         $1,000,000                       AEGIS

7/1/97-98                     Primary  US$800,000/3,800,000*                          $200,000                        AEGIS

                              Excess  US$1,000,000/1,500,000*                        $1,000,000                       AEGIS

7/1/98-99                     Primary  US$800,000/3,000,000                           $200,000                        AEGIS

                              Excess  US$1,000,000/1,000,000                         $1,000,000                       AEGIS

7/1/99-00                     Primary  US$800,000/3,000,000                           $200,000                        AEGIS

                              Excess  US$1,000,000/1,000,000                         $1,000,000                       AEGIS

7/1/00-01                     Primary  US$800,000/3,000,000                           $200,000                        AEGIS

                              Excess  US$1,000,000/1,000,000                         $1,000,000                       AEGIS

7/1/01-02                     Primary  US$800,000/3,000,000                           $200,000                        AEGIS

                              Excess  US$1,000,000/1,000,000                         $1,000,000                       AEGIS

7/1/02-03                     Primary  US$800,000/3,000,000                           $200,000                        AEGIS

                              Excess  US$1,000,000/1,000,000                         $1,000,000                       AEGIS


NISOURCE INSURANCE CORPORATION, LTD.                                  EXHIBIT 1
INTERIM REPORT RULE 24      File No. 70-8905
DESCRIPTION OF CURRENT BUSINESS WRITTEN FOR THE PERIOD 7/01/03 - 12/31/03


7/1/03-04                     Primary  US$800,000/3,000,000                  $200,000                        AEGIS

                              Excess  US$1,000,000/1,000,000                $1,000,000                       AEGIS


Transmission and Distribution

PERIOD                        PER OCC/ AGGREGATE                            ATTACHMENT                 FRONTING COMPANY
-------------------------------------------------------------------------------------------------------------------------------

11/1/01-02                    $4MM/$4MM                                        $5MM                         AEGIS

11/1/02-03                    $5MM/$5MM                                        $5MM              Direct to NICL and Reinsured

11/1/03-04                    $5MM/$5MM                                        $5MM              Direct to NICL and Reinsured


Excess Indemnity-Workers Compensation

PERIOD                        PER OCC/ AGGREGATE                            ATTACHMENT                 FRONTING COMPANY
-------------------------------------------------------------------------------------------------------------------------------

7/1/02-03                     $450,000/$6,000,000                            $50,000                 Travelers (Bermuda)

7/1/03-04                     $450,000/$6,000,000                            $50,000                 Travelers (Bermuda)


NISOURCE INSURANCE CORPORATION, LTD.
INTERIM REPORT RULE 24      File No. 70-8905                           EXHIBIT 2
INCURRED AND PAID LOSSES FOR THE PERIOD 7/01/03 - 12/31/03

                                   Lead-in loss   Paid losses     OSLR at     IBNR at        Closing       Updated    Movement from
Policy Year      Coverage            reserves      in period      12/31/03    12/31/03       Reserve       incurred      7/01/03
-----------------------------------------------------------------------------------------------------------------------------------
7/1/96-97          AL/GL              578,503              -             -      174,560        174,560       174,560      (403,943)
7/1/97-98          AL/GL              948,242              -       595,001      511,358      1,106,359     1,106,359       158,117
7/1/98-99          AL/GL              670,572              -       236,998      140,277        377,275       377,275      (293,297)
7/1/99-00          AL/GL            1,742,136        997,401       666,002      591,445      1,257,447     2,254,848       512,712
7/1/00-01          AL/GL            1,390,298              -       401,000    1,193,984      1,594,984     1,594,984       204,686
7/1/01-02          AL/GL            3,603,850      1,238,086       275,000    2,252,406      2,527,406     3,765,492       161,642
7/1/02-03          AL/GL            4,000,000              -        50,000    3,344,256      3,394,256     3,394,256      (605,744)
7/1/03-04          AL/GL                    -              -             -    1,841,792      1,841,792     1,841,792     1,841,792
6/30/96-97         All Risk                 -              -             -            -              -             -             -
6/30/97-98         All Risk                 -              -             -            -              -             -             -
6/30/98-99         All Risk           173,716         54,795             -            -              -        54,795      (118,921)
6/30/99-7/1/00     All Risk                 -              -             -            -              -             -             -
7/1/00-01          All Risk           650,000              -       650,000       26,290        676,290       676,290        26,290
7/1/01-02          All Risk           775,000      1,182,980             -      160,336        160,336     1,343,316       568,316
7/1/02-03          All Risk         4,072,264      2,837,122       750,000      751,500      1,501,500     4,338,622       266,358
7/1/03-04          All Risk                 -              -             -      395,430        395,430       395,430       395,430
7/1/02/03          Excess Ind- WC   2,973,301              -     1,104,094    2,467,366      3,571,460     3,571,460       598,159
7/1/03/04          Excess Ind- WC           -              -        21,106    1,629,533      1,650,639     1,650,639     1,650,639
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                           21,577,882      6,310,384     4,749,201   15,480,533     20,229,734    26,540,118    4,962,236
------------------------------------------------------------------------------------------------------------------------------------
                                   21,577,882      6,310,384     4,749,201   15,480,533     20,229,734    26,540,118    4,962,236
                                   =================================================================================================

INCEPTION TO DATE

Period               Coverage Line      Paid losses
----------------------------------------------------
7/1/96-97          General Liability        726,613
7/1/97-98          General Liability      2,198,577
7/1/98-99          General Liability          1,412
7/1/99-00          General Liability      2,742,556
7/1/00-01          General Liability      2,405,015
7/1/01-02          General Liability      1,238,086
7/1/02-03          General Liability              -
7/1/03-04          General Liability              -
6/30/96-97         All Risk                       -
6/30/97-98         All Risk               1,423,776
6/30/98-99         All Risk               2,004,479
6/30/99-7/1/00     All Risk               2,168,952
7/1/00-01          All Risk                 664,511
7/1/01-02          All Risk               2,085,136
7/1/02-03          All Risk               3,267,230
7/1/03-04          All Risk                       -
7/1/02-03          Excess Ind-WC                  -
7/1/03-04          Excess Ind-WC                  -
                                         ----------
Total                                    20,926,343
                                         ==========

NISOURCE INSURANCE CORPORATION, LTD.                                   EXHIBIT 3
INTERIM REPORT RULE 24                       File No. 70-8905
PREMIUM ALLOCATION MODEL FOR THE PERIOD      7/1/03-12/31/03
Total NICL Premium Allocation


                                             Line of Business      GL/AL      Property     Exc Ind-WC            T&D         Totals
                                                              ----------------------------------------------------------------------
                                             Premium Account  2,700,000     3,750,000      3,000,000       1,000,000     10,450,000
                                                              ----------------------------------------------------------------------

                                                              ----------------------------------------------------------------------
                                                               Weighting     Weighting      Weighting      Weighting      Weighting
                                                              ----------------------------------------------------------------------
                                                      Exposure    80.00%        80.00%         80.00%          80.00%         80.00%
                                                          Loss    20.00%        20.00%         20.00%          20.00%         20.00%

------------------------------------------------------------------------------------------------------------------------------------
                                                    GL/AL          Property      Exc Ind-WC         T&D
                                                Exposure/Loss    Exposure/Loss  Exposure/Loss    Exposure/Loss Selected
                                                 Allocation       Allocation     Allocation        Allocation    W/AVG
Code   Operating Company                           Factor           Factor         Factor           Factor      Premium
====================================================================================================================================
CKY    Columbia Gas of Kentucky, Inc.                52,920          3,750         52,200              -        108,870
CMD    Columbia Gas of Maryland, Inc.                19,710          1,875         12,300              -         33,885
COH    Columbia Gas of Ohio                         544,590         62,625        390,000              -        997,215
COS    Columbia Gas of Virginia                      95,580          7,500         68,100              -        171,180
CPA    Columbia Gas Pennsylvania                    236,520         14,625        207,900              -        459,045
TCO    Columbia Gas Transmission Corp               340,200        331,500        367,500              -      1,039,200
CGT    Columbia Gas Transmission Co                  72,090        590,250         80,700              -        743,040
CNR    Columbia Energy Resources, Inc.               97,470        304,500        129,600              -        531,570
CTC    Columbia Transmission Comm                         -          2,250            295              -          2,545
PLP    Columbia Propane Corporation LP                    -              -              -              -              -
CPC    Columbia Propane Corporation                       -              -              -              -              -
PET    Columbia Petroleum Corporation                     -              -              -              -              -
CLG    Columbia LNG Corporation                           -              -              -              -              -
CNS    Columbia Network Services                        270              -              -              -            270
CAT    Columbia Atlantic Trading Corporation              -              -              -              -              -
CPL    Columbia Pipeline Corp                             -              -              -              -              -
CFC    Columbia Finance Corp                              -              -              -              -              -
CEC    Columbia Electric Corporation                      -              -              -              -              -
CSP    Columbia Energy Group Service                  2,970              -          2,100              -          5,070
CG     Columbia Energy Group - Parent                     -              -              -              -              -
TCC    Columbia Energy Group Capital                      -              -              -              -              -
CTL    Columbia Transcom                                  -              -              -              -              -
NCS    NiSource Corporate Services                   90,720          3,375        474,900              -        568,995
NSI    NiSource Inc.                                    810              -              -              -            810
NIP    NIPSCO - Electric Merchant                   249,480      1,597,875        192,600              -      2,039,955
NIP    NIPSCO - Electric Distribution               170,370        355,875        422,100      1,000,000      1,948,345
NIP    NIPSCO - Gas Distribution                    411,210         38,250        316,800              -        766,260
NDC    NiSource Development                           3,510          4,875              -              -          8,385
NES    NI Energy Services                                 -              -              -              -              -
NET    NiSource Energy Technologies                       -              -          3,300              -          3,300
KGF    Kokomo Gas                                    18,360          1,500         14,700              -         34,560
NIF    NO. IN. Fuel & Light                          20,790          1,875         14,700              -         37,365
BSG    Bay State Gas                                194,670         25,500        219,300              -        439,470
NPG    NiSource Pipeline Group                            -              -              -              -              -
EUS    Energy USA                                     2,970          2,625              -              -          5,595
PEI    Primary Energy                                22,410        391,500          6,600              -        420,510
GSG    Granite State Gas Transmission                14,580          1,500          1,200              -         17,280
NUM    Northern Utilities - Maine                    19,170          1,875          7,200              -         28,250
NUN    Northern Utilities - New Hampshire            17,550          2,250         15,900              -         35,700
NFC    NiSource Finance Company                           -              -              -              -              -
NCP    Crossroads Pipeline Company                    1,080          2,250              -              -          3,330
IWC    IWC Resources                                      -              -              -              -              -
                                                                                                             ----------

-----------------------------------------------------------------------------------------------------------------------
TOTALS                                            2,700,000      3,750,000      2,999,995      1,000,000     10,450,000
-----------------------------------------------------------------------------------------------------------------------


NISOURCE INSURANCE CORPORATION LTD.                                    EXHIBIT 4
INTERIM REPORT RULE 24                       File No. 70-8905
PREMIUM ALLOCATION FOR THE PERIOD            7/1/03-12/31/03


                                   GL/AL      Property      Exc Ind-WC            T&D          Totals
                              -----------------------------------------------------------------------
Allocated Premium Amount:      2,700,000      3,750,000      3,000,000      1,000,000     10,450,000
                              -----------------------------------------------------------------------
Actual Premium Amount:
                               2,800,000      3,950,417      3,144,583      1,000,000     10,895,000
                              -----------------------------------------------------------------------

Weighting Factors
Exposure   80.00%
Loss       20.00%

----------------------------------------------------------------------------------------------------------------------------------
                                                   GL/AL            Property         Exc Ind-WC          T&D
                                               Exposure/Loss      Exposure/Loss     Exposure/Loss   Exposure/Loss       Selected
                                                Allocation         Allocation        Allocation      Allocation           W/AVG
Code    Operating Company                         Factor             Factor            Factor          Factor            Premium
==================================================================================================================================
CKY     Columbia Gas of Kentucky, Inc.             1.96%              0.10%             1.74%          0.00%              108,870
CMD     Columbia Gas of Maryland, Inc.             0.73%              0.05%             0.41%          0.00%               33,885
COH     Columbia Gas of Ohio, Inc.                20.17%              1.67%            13.00%          0.00%              997,215
COS     Columbia Gas of Virginia                   3.54%              0.20%             2.27%          0.00%              171,180
CPA     Columbia Gas of Pennsylvania               8.76%              0.39%             6.93%          0.00%              459,045
TCO     Columbia Gas Transmission Corp            12.60%              8.84%            12.25%          0.00%            1,039,200
CGT     Columbia Gulf Transmission Co              2.67%             15.74%             2.69%          0.00%              743,040
CNR     Columbia Natural Resources, Inc.           3.61%              8.12%             4.32%          0.00%              531,570
CTC     Columbia Transmission Comm                 0.00%              0.06%             0.01%          0.00%                2,545
PLP     Columbia Propane Corporation LP            0.00%              0.00%             0.00%          0.00%                    -
CPC     Columbia Propane Corporation               0.00%              0.00%             0.00%          0.00%                    -
PET     Columbia Petroleum Corporation             0.00%              0.00%             0.00%          0.00%                    -
CLG     Columbia LNG Corporation                   0.00%              0.00%             0.00%          0.00%                    -
CNS     Columbia Network Services                  0.01%              0.00%             0.00%          0.00%                  270
CAT     Columbia Atlantic Trading Corporation      0.00%              0.00%             0.00%          0.00%                    -
CPL     Columbia Pipeline Corp                     0.00%              0.00%             0.00%          0.00%                    -
CFC     Columbia Finance Corp                      0.00%              0.00%             0.00%          0.00%                    -
CEC     Columbia Electric Corporation              0.00%              0.00%             0.00%          0.00%                    -
CSP     Columbia Energy Group Service              0.11%              0.00%             0.07%          0.00%                5,070
CG      Columbia Energy Group - Parent             0.00%              0.00%             0.00%          0.00%                    -
TCC     Columbia Energy Group Capital              0.00%              0.00%             0.00%          0.00%                    -
CTL     Columbia Transcom                          0.00%              0.00%             0.00%          0.00%                    -
NCS     NiSource Corporate Services                3.36%              0.09%            15.83%          0.00%              568,995
NSI     NiSource Inc.                              0.03%              0.00%             0.00%          0.00%                  810
NIP     NIPSCO - Electric Merchant                 9.24%             42.61%             6.42%          0.00%            2,039,955
NIP     NIPSCO - Electric Distribution             6.31%              9.49%            14.07%        100.00%            1,948,345
NIP     NIPSCO - Gas Distribution                 15.23%              1.02%            10.56%          0.00%              766,260
NDC     NiSource Development                       0.13%              0.13%             0.00%          0.00%                8,385
NES     NI Energy Services                         0.00%              0.00%             0.00%          0.00%                    -
NET     NiSource Energy Technologies               0.00%              0.00%             0.11%          0.00%                3,300
KGF     Kokomo Gas                                 0.68%              0.04%             0.49%          0.00%               34,560
NIF     NO. IN. Fuel & Light                       0.77%              0.05%             0.49%          0.00%               37,365
BSG     Bay State Gas                              7.21%              0.68%             7.31%          0.00%              439,470
NPG     NiSource Pipeline Group                    0.00%              0.00%             0.00%          0.00%                    -
EUS     Energy USA                                 0.11%              0.07%             0.00%          0.00%                5,600
PEI     Primary Energy                             0.83%             10.44%             0.22%          0.00%              420,510
GSG     Granite State Gas Transmission             0.54%              0.04%             0.04%          0.00%               17,280
NUM     Northern Utilities - Maine                 0.71%              0.05%             0.24%          0.00%               28,245
NUN     Northern Utilities - New Hampshire         0.65%              0.06%             0.53%          0.00%               35,700
NFC     NiSource Finanace Company                  0.00%              0.00%             0.00%          0.00%                    -
NCP     Crossroads Pipeline Company                0.04%              0.06%             0.00%          0.00%                3,330
IWC     IWC Resources                              0.00%              0.00%             0.00%          0.00%                    -
----------------------------------------------------------------------------------------------------------------------------------
TOTALS                                           100.00%            100.00%           100.00%        100.00%            10,450,000
----------------------------------------------------------------------------------------------------------------------------------

NISOURCE INSURANCE CORPORATION, LTD.
INTERIM REPORT RULE 24                                          EXHIBIT 5
Estimated savings - captive compared to commercial insurance    File No. 70-8905
                                                                7/1/03-12/31/03



NICL Option                                                                                                                 Cum
Policy Period         1996-97       1997-98     1998-99      1999-00     2000-01      2001-02       2002-03    2003-04   Premium
-----------------------------------------------------------------------------------------------------------------------------------
GL/AL                3,250,672     3,949,662   3,190,770   3,041,000    2,812,000    2,800,000    2,700,000   2,800,000
All-Risk             1,397,203     1,618,057   1,960,760   2,400,000    2,646,000    2,580,000    4,330,000   3,950,417
LTD                          -             -           -   4,588,000    7,627,823    2,297,484    1,595,784     432,365
WC                           -             -           -           -            -            -    3,050,000   3,144,583
                     --------------------------------------------------------------------------------------------------------------
Total                4,647,875     5,567,719   5,151,530  10,029,000   13,085,823    7,677,484   11,675,784  10,327,365  46,159,431
Investment Income                                                                                                        o/s
Pre-tax saving         602,125       179,511      79,149   1,242,900    1,538,582    1,089,748    1,464,216   1,272,635   4,732,016
                                                                                                                         ----------
Total Cost                                                                                                               41,427,415



Guaranteed Cost
 Option
Policy Period         1996-97       1997-98     1998-99      1999-00      2000-01     2001-02      2002-03     2003-04
------------------------------------------------------------------------------------------------------------------------------------
GL/AL                2,750,000     3,159,730   2,552,616    3,345,100    3,233,800   3,240,000    3,240,000   3,000,000
All-risk             2,500,000     2,587,500   2,678,063    2,880,000    3,000,000   3,000,000    5,000,000   4,500,000
LTD                          -             -           -    5,046,800    8,390,605   2,527,232    1,650,000     800,000
WC                           -             -           -            -            -           -    3,250,000   3,300,000
                     ---------------------------------------------------------------------------------------------------------------
Total                5,250,000     5,747,230   5,230,679   11,271,900   14,624,405   8,767,232   13,140,000  11,600,000  50,891,447


ANNUAL SAVINGS           11.47%         3.12%       1.51%       11.03%       10.52%      12.43%       11.14%      10.97%
CUMULATIVE INVESTMENT INCOME (EST.)                                                                                       5,500,000
CUMULATIVE SAVINGS                                                                                                            20.11%

NiSource Insurance Corporation, Limited

Management Accounts - consolidated
for the period ending December 31, 2003

------------------------------------
NISOURCE INSURANCE CORPORATION, LTD.

CONSOLIDATED INCOME STATEMENT
------------------------------------


--------------------------------------------------------------------------------------
                                               12 months to     12 months to   Company
                                                  31-Dec-02        31-Dec-03    Code
--------------------------------------------------------------------------------------
REVENUE
Premium written - General Liability               2,700,000        2,800,000   See sch
Premium written - All Risk                        4,330,000        3,950,417   See sch
Premium written - Long term                       1,946,634        1,230,257
Premium written - WC                              3,050,000        3,144,583
Premium written - T&D                             1,000,000        1,000,000
Premium ceded - T&D                                (990,000)        (990,000)
Premium written - COH                                     -          250,000
Premium ceded - COH                                       -         (247,500)
Premium written - TCO                                     -          250,000
Premium ceded - TCO                                       -         (247,500)
Claims servicing fees                                     -                -
                                               ------------     ------------
                                                 12,036,634       11,140,257
Movement in unearned premiums                    (2,331,416)          91,664   See sch
                                               ------------     ------------
Net earned premium                                9,705,218       11,231,921
                                               ------------     ------------

EXPENSES
Gross Incurred Claims                             7,127,751       10,436,451
                                               ------------     ------------
Net Claims                                     $  7,127,751     $ 10,436,451
                                               ------------     ------------
UNDERWRITING EXPENSES
Deferred acquisition costs incurred                 277,037          236,045
                                               ------------     ------------

ADMINISTRATION EXPENSES
Management fees                                     135,000          137,500
Bank charges                                          9,183           15,440
Corporate secretarial fees                            6,355            5,783
Audit fees                                           40,227           41,816
Government fees                                       8,536            9,661
Letter of credit costs                               39,848           47,517
Legal costs - reinsurance security                        -                -
Underwriting consultancy fees                        97,474          267,803
Service Corporation expenses                        149,455           39,938   CG
Fees for set-up of Vermont branch                         -           51,711
Federal excise tax                                   11,939           62,623
Miscellaneous expenses                                8,945            7,408
                                               ------------     ------------
Total Administration expenses                       506,962          687,200
                                               ------------     ------------
Total Expenses                                 $  7,911,750     $ 11,359,696
                                               ============     ============
Operating Income (Loss)                           1,793,468         (127,775)
                                               ------------     ------------

INTEREST INCOME & RELATED CHARGES
Net interest income - excluding Money Pool          871,634        1,361,710
Money Pool interest income - Non-Affiliated               5                4
Money Pool interest income - Affiliated               1,528              996
Gain (loss) on sale of Investments                  131,135          157,817
                                               ------------     ------------
Total Interest Income and Related Charges         1,004,302        1,520,527
                                               ------------     ------------
INCOME (LOSS) BEFORE TAXES                     $  2,797,770     $  1,392,752
                                               ============     ============

Income taxes                                     (1,167,792)        (459,610)
Deferred taxes                                      204,738          (28,152)
                                               ------------     ------------
Tax (charge) / recovery                            (963,054)        (487,762)
                                               ------------     ------------
INCOME (LOSS) AFTER TAXES                         1,834,716          904,990
                                               ============     ============
Dividends declared                                        -                -   CG
                                               ------------     ------------
INCOME (LOSS) AFTER TAXES AND DIVIDEND         $  1,834,716     $    904,990
                                               ============     ============

------------------------------------
NISOURCE INSURANCE CORPORATION, LTD.

CONSOLIDATED BALANCE SHEET
------------------------------------


--------------------------------------------------------------------------------------------------
                                                                                           Company
                                                              31-Dec-02       31-Dec-03    Code
--------------------------------------------------------------------------------------------------
ASSETS
Cash                                                          3,314,909           3,725
Cash equivalents - time deposits & Money Market Funds        24,160,178       4,765,641
Money Pool - Non-Affiliated                                           -              10
Money Pool - Affiliated                                          68,635          14,816

Premiums receivable                                              48,457              -     CG
Accrued interest receivable                                     171,630         472,704
Money Pool accrued interest receivable - Non-Affiliated               -              -
Money Pool accrued interest receivable - Affiliated                 121              31    CG
Prepaid reinsurance premiums                                    825,000         907,500
Prepaid expenses                                                329,340         319,113
OSLR Recoverable                                                      -       1,725,000
Funds withhheld (UNUM)                                        3,633,030       3,662,803
Fixed income investments at market value                     11,691,942      34,145,151
Deferred tax asset (general and long-term)                    1,709,602       1,673,198    CG
                                                            -----------     -----------
Total Assets                                                $45,952,844     $47,689,692
                                                            ===========     ===========


SHAREHOLDER'S EQUITY
Issued Capital - intercompany                                   370,000         370,000    CG
Contributed Surplus - intercompany                              789,059         789,059    CG
Additional Paid in Capital                                      473,019         583,132
Unrealized gain/(loss) on investments                           420,662         435,982
Retained Earnings/(Deficit)                                   5,966,109       6,871,096
                                                            -----------     -----------
Total Shareholders' Equity                                  $ 8,018,849     $ 9,049,269
                                                            ===========     ===========

LIABILITIES
Accounts payable                                                110,135         135,192
Accounts payable - System Inc                                         -               -    CG
Accounts payable - Service Corporation                                -               -    CS
Dividends payable to Parent                                           -               -
Income taxes payable by Shareholder - prior years                     -               -    CG
Income taxes payable - Prior years                                 (300)              -    CG
Income taxes payable - Current year                             924,166         174,549    CG
Unearned premiums - intercompany                              5,873,333       5,864,168    See sch
Premiums Paid in Advance - intercompany                         797,892               -
Deferred income - intercompany                                        -               -    CG
Unearned premiums - nonaffiliated                                     -               -    See sch
Reinsurance balance payable                                   1,039,504          28,780
Outstanding loss reserves                                    29,189,265      32,437,734
                                                            -----------     -----------
Total Liabilities                                           $37,933,995     $38,640,423
                                                            ===========     ===========

                                                            -----------     -----------
Total Liabilities and Shareholders' Equity                  $45,952,844     $47,689,692
                                                            ===========     ===========